CHARTERED SEMICONDUCTOR MANUFACTURING LTD
(regn no. 198703584K)
News Release
Exhibit 99.1

Media Contacts:
Chartered U.S.:	Chartered Singapore:
Tiffany Sparks (1) 408.941.1185 tiffanys@charteredsemi.com	Celestine Lim (65) 6360.4705 celestinelim@charteredsemi.com
CHARTERED EXTENDS TECHNOLOGY DEVELOPMENT
COLLABORATION WITH IBM TO 22-NANOMETER PROCESS NODE
Leading Foundry Provides Customers With Continuum of Access to Innovation Through Proven Model
SINGAPORE — April 2, 2008 — Chartered Semiconductor Manufacturing (Nasdaq: CHRT and SGX-ST: Chartered), one of the world’s top dedicated foundries, today announced the extension of its joint development collaboration with IBM to include 22-nanometer (nm) bulk complementary metal oxide semiconductor (CMOS) technology. Financial terms were not disclosed.
The extension to 22nm builds on the original multi-year agreement that the two companies first signed in November 2002. Now in its sixth year, the collaborative development program has enabled Chartered to provide foundry access to a leading technology roadmap that leverages invention and innovation for manufacturing solutions, spanning five major generations of advanced process technology, including 90nm, 65nm, 45nm, 32nm, and now 22nm logic processes.
“This news demonstrates that a long-term collaborative model for semiconductor research and development yields significant opportunities to improve application performance and cost,” said Gary Patton, vice president, IBM Semiconductor Research & Development Center. “Going forward, it will be material science invention that will improve silicon performance while the collaborative model mitigates the escalating cost of technology and design and improves time to manufacture.”
“Our relationship with IBM and our flexible Common Platform access provides Chartered’s customers an assured process roadmap that leverages IBM’s technology invention in silicon that is first proven in manufacturing at the Albany Nanotechnology Center and then becomes the basis for our joint process integration with our partners,” said Liang-Choo “LC” Hsia, senior vice president, technology development at Chartered. “At a time when our customers are just gaining access to the most innovative foundry process in the industry at 32nm, we can now assure them continued customer-centric solutions well into the next decade with 22nm.”
As with previous nodes, 22nm development activities will be conducted at IBM’s state-of-the-art 300 millimeter (mm) semiconductor fabrication facility in East Fishkill, N.Y. Each company will have the ability to implement the jointly developed processes in its own manufacturing facilities.
About Chartered
Chartered Semiconductor Manufacturing Ltd. (Nasdaq: CHRT, SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, offers leading-edge technologies down to 65 nanometer (nm), enabling today’s system-on-chip designs. The company further serves its customers’ needs through a collaborative, joint development approach on a technology roadmap that extends to 22nm. Chartered’s strategy is based on open and comprehensive design enablement solutions, manufacturing enhancement strategies, and a commitment to flexible sourcing. In Singapore, the company operates a 300mm fabrication facility and five 200mm facilities. Information about Chartered can be found at www.charteredsemi.com.
Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our joint collaboration activities with IBM, the advantages of our collaborative model and the assurance to our customers of customer-centric solutions reflect our current views with respect to future events and financial performance and is subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are the successful implementation of our partnership, technology and supply alliances (including our joint development agreements with IBM and the other joint development partners); access to or delays in technological advances or our development of process technologies; changes in the demands from our major customers, manufacturing capacity constraints, excess inventory, life cycle, market outlook and trends for specific products; the slow down in the economic conditions in the United States as well as globally; demand and supply outlook in the semiconductor market; competition from other foundries and pricing pressures; products mix; unforeseen delays, interruptions, performance level of our fabrication facilities; our progress on leading-edge products; changes in capacity plans, allocation and process technology mix; unavailability of materials, equipment, manpower and expertise; the growth rate of fabless companies, the outsourcing strategy of integrated device manufacturers (“IDM”) and our expectation that IDMs will utilize foundry capacity more extensively. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which cause actual results to differ materially can be found in “Item 3. Key Information — D. Risk Factors” in our 2007 annual report on Form 20-F filed with the US SEC. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.